December 2, 2019

Terrence W. Norchi
President and Chief Executive Officer
Arch Therapeutics, Inc.
235 Walnut St., Suite 6
Framingham, MA 01702

       Re: Arch Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed November 21, 2019
           File No. 333-234811

Dear Mr. Norchi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences